UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Notice to the Market

Incorporation of a Brokerage House in London

Banco Bradesco S.A. informs to its stockholders, clients and the market in general the start-up of the activities of its Brokerage House, headquartered in London, England, named Bradesco Securities UK, Ltd., which will operate as Broker-Dealer.

Bradesco Securities UK will focus on the intermediation of fixed and variable income operations of Brazilian companies for European/Global Institutional Investors, focusing on the following operations:

  intermediation of stocks purchase and sale (NYSE, NASDAQ and BOVESPA);

  research distribution and IPOs generated by the Investment Banking area of Banco Bradesco BBI S.A.;

  presentations to European/Global investors (Road Show);

  other Investment Banking operations.

This new project aims at providing Bradesco with the expansion of BBI’s Investment Banking area activities, by means of the offer of products and services destined to European/Global investors, the strengthening of its operation in a fast-growing segment and the opportunity to explore the European financial market, attracting the flow of funds of these investors to Brazil.

Bradesco BBI already operates these modalities in the U.S. market by means of Bradesco Securities Inc. located in New York.

Bradesco, in addition to the British market, already operates internationally by means of its subsidiaries in Argentina, Bahamas, United States, Hong Kong, Cayman Islands, Japan, Luxembourg, and as partners in Chile, Japan and Portugal.

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice-President and
Investor Relations Officer

  Please contact Mr. Jean Philippe Leroy, phone - 55 11 2178-6229, e-mail - 4823.jean@bradesco.com.br or Mrs. Édina Rosária dos Santos, phone 55 11 2178-6203, e-mail - 4823.edina@bradesco.com.br, should you have any questions or require further information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.